Exhibit 3.1 – Text of Amendment to Article III of the Bylaws of Oreon Rental Corporation.

Article III of the Bylaws entitled “Actions By Written Consent” shall be deleted in its entirety and replaced with a new Article III, which shall read in its entirety as follows:

“Any corporate action required by the Articles of Incorporation, Bylaws, or the laws under which this Corporation is formed, to be voted upon or approved at a duly called meeting of the Directors or shareholders may be accomplished without a meeting if a written memorandum of the respective Directors or shareholders, setting forth the action so taken, shall be signed by a majority of the Directors, or the shareholders holding not less than the minimum number of votes that would be necessary to authorize or take such action, as the case may be.”